Filed by Gran Tierra Energy Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
and Deemed Filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: Solana Resources Limited

Contacts:

Dana Coffield	Al Palombo
Gran Tierra Energy, Inc.	Cameron Associates
President & Chief Executive Officer	Investor Relations
(800) 916-4873	(212) 245-8800 Ext. 209
info@grantierra.com	al@cameronassoc.com

GRAN TIERRA ENERGY ANNOUNCES CONCEPTUAL DEVELOPMENT PLAN FOR COSTAYACO FIELD, COLOMBIA

Base Case of 35,000 BOPD Under Revision Due to New Oil Reserves Encountered by Costayaco-5

CALGARY, Alberta, September 23, 2008, Gran Tierra Energy Inc. (AMEX: GTE; TSX: GTE), a company focused on oil exploration and production in South America, today provided details on it’s conceptual development plan for the Costayaco field in Colombia. Test results from the recently drilled Costayaco-5 delineation well suggest new oil reserves encountered by the well will require increasing the scale of the full field development, in addition to the reservoir productivity confirmed by the recently tested development well, Costayaco-4.

The Costayaco field is located in the Chaza Block in the Putumayo Basin, where Gran Tierra Energy has a 50% working interest and is the operator, with Solana Resources holding the remaining 50% working interest. Gran Tierra Energy announced on July 29, 2008 that the two companies have entered into a definitive agreement providing for the business combination of Gran Tierra Energy Inc. and Solana Resources Limited. The proposed transaction is subject to regulatory, stock exchange, court and shareholder approvals.

Costayaco-4 Testing

Costayaco-4 is a new deviated well drilled from the Costayaco-2 surface location near the crest of the Costayaco field to a total measured depth of 8,884 feet (true vertical depth of 8,616 feet). The bottom-hole location is approximately 1,775 feet northeast of the surface location. Approximately 77 feet of core was cut in the Caballos and Villeta T reservoirs during drilling for reservoir engineering studies.

Gran Tierra Energy conducted a combination of drill stem testing, flow testing and production testing in the two major reservoir sequences, the Caballos Formation and the Villeta T Sandstone. The Caballos Formation was perforated in the intervals 8,610 to 8,652 feet, 8,660 to 8,668 feet, 8,675 to 8,686 feet and 8,694 to 8,728 feet. The company obtained a stabilized gross production rate of 3,042 barrels of oil per day (BOPD) of 29.9 degree API gravity oil with 0.8% watercut with a jet pump. The Villeta T Sandstone was perforated in the intervals 8,463 to 8,472 feet and 8,475 to 8,514 feet. The company obtained a stabilized gross production rate from natural flow of 1,401 BOPD of 30.1 degree API gravity oil with 1.8% watercut through a 92/64 inch choke.

Costayaco-5 Testing

Costayaco-5 is a new vertical delineation well drilled to a total measured depth of 8,703 feet on the west flank of the Costayaco field approximately 3,450 feet northwest of Costayaco-1. Gran Tierra Energy conducted a combination of drill stem testing and production testing on the two major reservoir sequences, the Caballos Formation and the Villeta T Sandstone. The Middle Caballos Formation was perforated in the intervals 8,519 to 8,544 feet and produced 535 barrels of water per day (BWPD). The Upper Caballos Formation was perforated in the intervals 8,480 to 8,498 feet and 8,502 to 8,504 feet, and produced 20 BOPD with 26.9 degree API gravity and 5% watercut.

The Lower Villeta T reservoir was perforated in the intervals 8,376 to 8,381 feet, 8,384 to 8,388 feet and 8,390 to 8,396 feet. The zones produced 600 BWPD with a trace of oil. The Upper Villeta T reservoir was perforated in the intervals 8,336 to 8,348 feet and 8,350 to 8,360 feet. These zones produced a gross 1,152 BOPD with 29.5 degree API gravity and 1.2% water cut with a jet pump. These results are the first identification of the water leg in the Villeta T reservoirs in the Costayaco Field. The depth of the oil-water contact is poorly defined but is interpreted to be located at approximately 8,375 feet (-7,090 feet sub-sea).

The recently reported Costayaco mid-year reserve update did not incorporate potential oil at the Costayaco-5 location as this well was drilled outside the control provided by previously drilled Costayaco wells. In addition, the reservoirs were encountered approximately 80 feet shallower than prognosis, suggesting the west flank of the Costayaco field is shallower and encompasses a broader area with more reserve potential than previously mapped.

Costayaco Field Conceptual Development Plan

The positive well test results at Costayaco-5 further extends the field’s western boundary and is expected to add proved, probable, and possible reserves to the Costayaco Field. The recent mid-year Costayaco reserves update reported proved, proved plus probable, and proved plus probable plus possible gross reserves of 20.54 million barrels of oil (MMBO), 34.91 MMBO and 61.38 MMBO respectively, excluding any new reserve potential associated with Costayaco-5 results.

The base case conceptual field development prepared prior to drilling of Costayaco-5 included 50 MMBO of gross reserves for the Costayaco Field with a plateau production rate of 35,000 BOPD gross beginning in the first quarter of 2010. For full field development of this case, approximately fifteen oil producer and five water injector wells would be required, in addition to a new pipeline from Uchupayaco to Orito stations and associated facilities. With the new additional reserve potential, the option to increase the plateau rate with additional drilling and infrastructure upgrades is being evaluated.

Gran Tierra Energy is in the process of updating the Costayaco Development Plan with the latest data from the Costayaco-5 delineation well. The company will submit a revised Costayaco Development Plan, with all data available at the time, to the National Hydrocarbon Agency for approval in March 2009.

Additional Drilling

The drilling of Costayaco-6 and Costayaco-7 remain on the 2008 drilling program, with a continuous delineation and development drilling campaign in the Costayaco field continuing through 2009. The details of the 2009 program will be finalized in the fourth quarter of 2008.

Infrastructure

An 8 inch, 10 kilometer pipeline from the Costayaco field to the Uchupayaco Station on the existing pipeline system was completed on July 29, 2008 and is currently transporting approximately 9,000 barrels of oil per day. This new pipeline has capacity of 25,000 BOPD. Initial throughput will be constrained due to facility capacity limitations further downstream in the existing pipeline system. Gran Tierra Energy is developing options to increase production utilizing trucks to by-pass infrastructure constraints and expects gross Costayaco field production to rise to approximately 15,000 BOPD by year-end 2008. Additional production growth in 2009 will occur as a result of increased trucking utilization. In addition, production capacity in new development wells will grow while the new Uchupayaco to Orito pipeline infrastructure is built.

Commenting on the drilling and testing progress, Dana Coffield, President and Chief Executive Officer of Gran Tierra Energy Inc., stated, “These are outstanding results from Costayaco-5. The successful testing of oil from this well should add to the total reserve potential of the Costayaco field, which has already grown significantly in size as delineation drilling has shown in the first half of 2008. With new reservoir information and additional reserve additions being identified, Gran Tierra Energy is making significant progress in developing a full field development plan and defining associated infrastructure requirements.”

About Gran Tierra Energy Inc.:

Gran Tierra Energy Inc. is an international oil and gas exploration and production company operating in South America, headquartered in Calgary, Canada, incorporated in the United States, and trading on the American Stock Exchange (GTE) and the Toronto Stock Exchange (GTE). The company holds interests in producing and prospective properties in Argentina, Colombia and Peru. The company has a strategy that focuses on growing a portfolio of producing properties, plus production enhancement and exploration opportunities to provide a base for future growth. Additional information concerning Gran Tierra Energy is available at www.grantierra.com. Investor inquiries may be directed to info@grantierra.com or 1-800-916-GTRE (4873).

Cautionary Statement:

Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves. The estimate of reserves for individual properties may not reflect the same confidence level as estimates of reserves for all properties, due to the effects of aggregation.

Forward Looking Statements:

The statements in this news release regarding Gran Tierra Energy’s plans and expectations for reserves, production, drilling, testing, infrastructure and submission of a revised Costayaco Development Plan to the National Hydrocarbon Agency, including the timing of commencement and completion of these events, are forward looking information, forward looking statements or financial outlooks (collectively, "forward-looking statements") under the meaning of applicable securities laws, including Canadian Securities Administrators’ National Instrument 51-102 Continuous Disclosure Obligations and the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements. Although, Gran Tierra Energy believes that the assumptions underlying, and expectations reflected in, these forward-looking statements are reasonable, it can give no assurance that these assumptions and expectations will prove to be correct. Important factors that could cause the results or outcomes discussed herein to differ materially from those indicated by these forward-looking statements include, among other things: Gran Tierra Energy’s operations are located in South America, and unexpected problems can arise due to guerilla activity, technical difficulties and operational difficulties which impact the production, transportation or sale of oil and gas; and unexpected problems due to technical difficulties, operational difficulties, and weather conditions. Further information on potential factors that could affect Gran Tierra Energy are included in risks detailed from time to time in Gran Tierra Energy's Securities and Exchange Commission filings, including, without limitation, under the caption “Item 1A - Risk Factors” in Part II of Gran Tierra Energy's Quarterly Report on Form 10-Q for the period ended June 30, 2008, filed with the Securities and Exchange Commission on August 11, 2008. These filings are available on a Web site maintained by the Securities and Exchange Commission at http://www.sec.gov. The forward-looking statements contained herein are made as at the date of this press release. Subject to its obligations under applicable law, Gran Tierra Energy does not undertake an obligation to update forward-looking or other statements in this release. Gran Tierra Energy's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Additional Information

Shareholders are urged to read the joint proxy statement/management information circular regarding the proposed transaction and the registration statement filed on Form S-3 by Gran Tierra when they become available, because they will contain important information. Shareholders will be able to obtain a free copy of the joint proxy statement/management information circular, as well as other filings including the registration statement on Form S-3 containing information about Gran Tierra, without charge, at the Securities and Exchange Commission's internet site www.sec.gov. Copies of the joint proxy statement and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement and registration statement on Form S-3 can also be obtained, without charge, by directing a request to Gran Tierra at 1-800-916-4873.

The respective directors and executive officers of Gran Tierra and Solana and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Gran Tierra's directors and executive officers is available in the 2007 Annual Report on Form 10-K/A filed with the Securities and Exchange Commission by Gran Tierra on May 12, 2008, and information regarding Solana's directors and executive officers will be included in the joint proxy statement/management information circular. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

No regulatory authority has approved or disapproved the content of this release. Neither the TSX Venture Exchange nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.